Exhibit 99.5

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES THE ESTABLISHMENT OF A $250 MILLION AT-THE-MARKET EQUITY PROGRAM

November 3, 2021, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today the establishment of a $250 million at-the-market equity distribution program (the “ATM Program”).

On November 3, 2021, Granite is filing a prospectus supplement (the “Prospectus Supplement”) to the Trust’s base shelf prospectus dated October 1, 2021 to establish the ATM Program in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange (“TSX”) or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada. Distributions of stapled units by Granite under the ATM Program, if any, will be made in accordance with the terms of the equity distribution agreement dated November 3, 2021 (the “Distribution Agreement”) among Granite, BMO Nesbitt Burns Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Agents”). The ATM Program will be effective until November 1, 2023, unless previously terminated in accordance with the terms of the Distribution Agreement. Sales of stapled units, if any, will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions. Granite intends to use the net proceeds from the ATM Program, if any, to fund potential future acquisitions, development activity, and for general trust purposes. The TSX has conditionally approved the listing of the stapled units that may be sold under the ATM Program, if any, and Granite has applied to list such stapled units on the New York Stock Exchange.

The Prospectus Supplement contains important detailed information about the stapled units being offered and should be reviewed before any investment decision is made. The Prospectus Supplement, along with the Canadian Shelf Prospectus and Distribution Agreement, are available on SEDAR at www.sedar.com. In addition, Granite will file with the U.S. Securities and Exchange Commission (the “SEC”) a prospectus supplement (the “U.S. Prospectus Supplement”) to its base shelf prospectus included in its registration statement on Form F-10, each of which will be available on EDGAR at www.sec.gov. Alternatively, the Agents will provide the Prospectus Supplement or the U.S. prospectus supplement (together with the applicable base shelf prospectus) upon request by contacting: (i) in Canada: BMO Nesbitt Burns Inc., attn: Brampton Distribution Centre C/O The DATA Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by email at torbramwarehouse@datagroup.ca or by phone at 905-791-3151 Ext. 4312, Scotia Capital Inc., attn: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, Toronto, Ontario, M5H 3Y2, by email at equityprospectus@scotiabank.com or by phone at 1-416-863-7704, TD Securities Inc., attn: Symcor, NPM, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, by email at sdcconfirms@td.com or by phone at 289-360-2009 and (ii) in the United States.: BMO Capital Markets Corp., attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY, 10036, by email at bmoprospectus@bmo.com or by phone at 1-800-414-3627, Scotia Capital (USA) Inc., attn: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, by email at equityprospectus@scotiabank.com or by phone at 1-212-225-6853 or TD Securities (USA) LLC, attn: Equity Capital Markets, 1 Vanderbilt Avenue, New York, New York, 10017 or by email at USTMG@tdsecurities.com.

OTHER INFORMATION

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 126 investment properties representing approximately 53.3 million square feet of leasable area.

For further information, please contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s sale from time to time of stapled units under its ATM Program and the use of the net proceeds from the ATM Program, if any, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in Granite’s AIF for 2020 dated March 3, 2021, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2020 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.